June 11, 2015

VIA EDGAR CORRESPONDENCE

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Thrivent Mutual Funds Form N-14 Registration Statement

Dear Ms. Lithotomos:

On June 4, 2015, you asked certain questions based on a review of the N-14 registration statement of Thrivent Mutual Funds (the “Registrant”) related to the proposed reorganizations whereby certain series of the Registrant will be acquired by other series of the Registrant. Any defined terms used in this letter that are not defined herein have the definitions given to them in the N-14. The following is a description of the questions presented and the Registrants’ responses.

1) Please explain which fund will be the surviving entity for accounting purposes for each reorganization, and provide a brief analysis of why.

The Statement of Additional Information, in the section entitled “Financial Statements,” states that for each reorganization the Acquiring Fund will be the surviving entity for accounting purposes. The Registrant has added additional disclosure in this location for emphasis.

The Acquiring Fund will be the surviving entity for each reorganization because (i) the portfolio composition of the combined fund will be similar to that of the Acquiring Fund, (ii) the investment objective and policies of the surviving fund will be identical to those of the Acquiring Fund, (iii) the Acquiring Fund’s expense structure and expense ratio will be applicable to the surviving fund, and (iv) in each reorganization the Acquiring Fund is larger than the Target Fund(s).

2) Please file a form-of tax opinion for each reorganization as an exhibit to the N-14.

The Registrant will file a form-of tax opinion for each reorganization as an exhibit to its N-14/A filing.

3) Please consider using the fund names instead of defined terms to enhance the clarity of applicable disclosure.

The Registrant has made changes to the N-14 in response to this comment (see, for example, the fee tables and expense examples, the capitalization tables, the annual performance information disclosures, average annual total return tables, and the financial highlights tables).

4) Please explain why Thrivent Partner Small Cap Growth Fund’s management fees are reflected as 92 basis points for Class A and 90 basis points for the Institutional Class in the Expense Table when the highest Advisory Fees per the Advisory Fee schedule is 90 basis points.

The difference in management fees between share classes was the result of a material redemption that occurred on September 30, 2014 in the Institutional Class which represented 99.9% of the Institutional Class net assets and 90% of the Fund’s net assets. The management fees were calculated accurately and the allocation of Fund level expenses was consistently applied using the “relative net assets” method pursuant to Rule 18f-3 under the Investment Company Act of 1940. Details are as follows:

On September 29, 2014 the Fund had net assets of $162,684,410 ($16,671,191 or 10.25% in Class A and $146,013,219 or 89.75% in the Institutional Class). On September 30, certain affiliated funds redeemed $145,979,362 of Institutional Class Shares through an in-kind redemption. As a result, on September 30 the Fund had net assets of $16,934,149 ($16,699,007 or 98.61% for Class A and $235,141 or 1.39% for the Institutional Class).

On September 30, the Fund accrued $4,015 in investment advisory fees (0.90% x $162,684,410). Using the relative net assets method, the allocation between share classes was 98.61% Class A and 1.39% Institutional Class.

The Fund-level average assets for the year ended October 31, 2014 was $153,878,733, while the Fund-level management fees were $1,384,908 or 0.90%, which is the contractual management fee. The average assets for Class A and Institutional Class for the same period were $18,763,668 and $135,115,065, respectively, while the management fees were $172,205 and $1,212,703, or 0.92% and 0.90%, respectively.

Additionally, the performance for the one year ended October 31, 2014 was 3.24% and 3.51% for Class A and Institutional Class, respectively. The performance difference of 0.27% approximates the difference in class level expense between the share classes for the period.

5) Please provide additional details about the anticipated redemptions in-kind by the Affiliated Funds, including any impact on the Acquiring Funds and the impact on economies of scale.

The Registrant has added disclosure to the N-14 in response to this comment.

6) In the “Expenses” section for each merger, the discussion of the fee tables referenced the data to be as of December 31, 2014. The requirements of the filing are that the expense information is as of fiscal year end. Please clarify.

The Registrant has confirmed that the pro forma expense tables were prepared with fiscal year end data as of October 31, 2014. The one exception is Thrivent Natural Resources Fund, which has a fiscal year end of December 31, 2014. The dates in the discussion paragraphs have been updated.

7) The N-14 states that the portfolio turnover rate for Thrivent Partner Small Cap Growth Fund for the fiscal year ended October 31, 2014 was 94%, whereas the prospectus dated February 27, 2015 states that it was 438%. Please explain this discrepancy.

The rate shown in the prospectus was incorrect. The Registrant filed a supplement to its prospectus on March 19, 2015 to disclose that the correct portfolio turnover rate is 94%.

8) In the “Annual Performance Information” section for each merger, there are inconsistencies in reference to the sales charge inclusions in performance calculations.

The charts presented in the “Annual Performance Information” do not reflect sales charges while the table in the “Comparative Performance Information” does reflect sales charges. The discussion within each of these sections has been updated to be consistent with the Prospectus.

9) In the “Expenses of the Reorganization” section for each merger, there is a reference to brokerage costs associated with the purchase or disposition of portfolio investments by the Acquiring Fund after the Reorganization. Please add the potential value, capital gain and the capital gain per share to the N-14 registration statement for the potential dispositions.

The Registrant has added the market value, potential capital gains and capital gains per share of the potential dispositions as of October 31, 2014 or December 31, 2014, as applicable, to the “Material Federal Income Tax Consequences of the Reorganization” discussion for each of the reorganizations.

10) Some of the pro forma expense tables contain a line for expense reimbursements when there are no reimbursements for either the Target or Acquiring Fund.

The Registrant has updated the applicable pro forma expense tables in response to this comment.

11) One of the reasons for the proposed reorganization of Thrivent Mid Cap Growth Fund is that it does not fit with the Adviser’s product strategy and the Adviser’s unwillingness to support the fund indefinitely in its current form. Please provide additional detail about this reason and why the Adviser is not recommending that the fund be liquidated.

The Registrant has added the requested disclosure.

12) For the proposed reorganization of Thrivent Mid Cap Growth Fund, please add details discussing the increase in total annual operating expenses due to the Reorganization.

The investment management fee will increase from 0.39% to 0.64%. The annual operating expenses for Class A Shares will increase from 0.96% to 1.11%. The annual operating expenses for Institutional Class Shares will also increase from 0.52% to 0.70%. This information has been added to the N-14.

13) How are the performance differences in “The Reorganization” sections of the mergers calculated?

The performance differences were calculated using the performance as of December 31, 2014 without sales charges. The performance tables in the N-14 contain information from the Prospectus, which includes the effects of maximum sales charges. The performance differences have been updated and now compare the differences in the table included in “Comparative Fund Performance,” which is inclusive of maximum sales charges.

14) Please explain the calculation of the capitalization tables.

The Registrant uses a four-digit net asset value in the calculation of shares to be issued in connection with the merger, while the tables are displaying a two-digit net asset value. On merger date, the Registrant will provide a four-digit net asset value to the Funds’ transfer agent for conversion of shares from the Target Fund(s) to the Acquiring Fund(s).

15) Under “Reasons for the Proposed Reorganization” for Thrivent Mid Cap Growth Fund, please provide additional details regarding why the Adviser and the Board believe that the expenses of the Acquiring Fund are competitive when they are higher than the expenses of the Target Fund.

The Adviser and the Board considered that the Acquiring Fund’s expenses are higher than the Target Fund’s fees, but that the Acquiring Fund’s expenses are competitive both within its own Lipper peer group as well as the Lipper peer group of the Target Fund. The Registrant has added disclosure to the N-14 to clarify this point.

16) Please update the pro forma Statement of Operations to show the proposed reimbursements for transaction costs by the Adviser.

The Registrant has updated the N-14 in response to this comment.

17) For each reorganization, please tick-mark any securities held by the Target Funds that will need to be sold prior to the reorganization because they do not meet the investment objective and investment strategies of the applicable Acquiring Fund.

All of the Target Funds’ securities are eligible investments for the applicable Acquiring Fund. Accordingly, no tick-marks are necessary.

18) Please present the “Less Expense Reimbursement” in the pro forma expense tables as a negative number.

The Registrant has made the requested change.

19) As Thrivent Natural Resources Fund and Thrivent Large Cap Stock Fund have differences in their principal investment strategies, please delete the performance comparison as a reason that the reorganization would be in shareholders’ best interest.

The Registrant has made the requested deletion.

20) The discussion in the “Expenses” section for the Thrivent Natural Resources Fund into Thrivent Large Cap Stock Fund reorganization has duplicate items list for (iii) and (iv).

The Registrant has removed the duplication from the N-14.

21) One number in the pro forma expense table for the Thrivent Natural Resources Fund into Thrivent Large Cap Stock Fund reorganization is missing a decimal. Please update for consistency.

The Registrant has updated the N-14 to show 1.00% instead of 1.0%.

22) Please break out the Acquired Fund (Underlying Fund) Fees and Expenses in the pro forma expense table for Thrivent Natural Resources Fund into Thrivent Large Cap Stock Fund reorganization.

The Registrant has confirmed that neither Thrivent Natural Resources Fund nor Thrivent Large Cap Stock Fund have Acquired Fund (Underlying Fund) Fees and Expenses that need to be displayed separately.

23) For the Thrivent Natural Resources Fund into Thrivent Large Cap Stock Fund reorganization, please provide information in the capitalization table within thirty days of the initial filing of the N-14 in order to verify why there are no pro forma financials presented.

The Registrant has updated the date of the capitalization table information to April 30, 2015.

24) Please review the comparison of investment objectives and investment strategies and make any necessary revisions.

The Registrant has revised the N-14 in response to this comment.

25) In the Statement of Additional Information under “Financial Statements,” please clarify if each Acquiring Fund’s financial statements are incorporated by reference.

The Registrant has made the requested clarification.

26) In the Statement of Additional Information under “Financial Statements,” please clarify throughout that pro forma financial statements were not prepared for the reorganization of Thrivent Natural Resources Fund into Thrivent Large Cap Stock Fund.

The Registrant has made the requested clarification.

27) The Statement of Assets and Liabilities page of the pro forma Financial Statements for the Thrivent Mid Cap Growth Fund into Thrivent Mid Cap Stock Fund reorganization is duplicated in the N-14.

The Registrant has removed the duplicate page.

28) Please mark affiliated investments in the pro forma Schedule of Investments for each reorganization.

The Registrant believes the table titled “Investment in Affiliates” that is included in the Schedule of Investments meets the requirements of section 210.12-14 of Regulation S-X.

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The Registrant hereby acknowledges that:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please feel free to contact me at (612) 844-4198.

Thank you,

/s/ Michael W. Kremenak

Michael W. Kremenak
Secretary and Chief Legal Officer